THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE INFORMATION CONTAINED HEREIN ARE SUBJECT TO COMPLETION OR AMENDMENT AND PROSPECTIVE PURCHASERS ARE REFERRED TO THE RELATED FINAL PROSPECTUS SUPPLEMENT FOR DEFINITIVE INFORMATION ON ANY MATTER CONTAINED HEREIN. NEITHER THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 15, 1996
           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 1, 1993

                                8,000,000 SHARES

                               [PACIFICORP LOGO]

                                  COMMON STOCK

                                  ------------

    The last reported sale price of the Common Stock, which is quoted under the symbol "PPW", on the New York Stock Exchange on February 14, 1996 was $21 1/4. The Common Stock is also listed on the Pacific Stock Exchange. The Additional Common Stock will be listed, subject to notice of issuance, on those exchanges. See "Common Stock Price Range, Book Value and Dividends" herein.

                                ----------------

THESE  SECURITIES HAVE NOT  BEEN APPROVED OR DISAPPROVED  BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION   PASSED   UPON   THE   ACCURACY   OR   ADEQUACY   OF    THIS
     PROSPECTUS   SUPPLEMENT  OR  THE  PROSPECTUS   TO  WHICH  IT  RELATES.
             ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ----------------

                                                       INITIAL PUBLIC       UNDERWRITING        PROCEEDS TO
                                                       OFFERING PRICE       DISCOUNT(1)          COMPANY(2)
                                                     ------------------  ------------------  ------------------
Per Share..........................................          $                   $                   $
Total(3)...........................................          $                   $                   $

------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting estimated expenses of $330,000 payable by the Company.

(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 1,200,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering
    price,  underwriting discount and  proceeds to Company  will be $          ,
    $        and $        , respectively. See "Underwriting".

                                ----------------

    Shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the certificates for the shares will be ready for delivery in New York, New York on
or about March   , 1996.

GOLDMAN, SACHS & CO.                                         MERRILL LYNCH & CO.

DEAN WITTER REYNOLDS INC.          PIPER JAFFRAY INC.          SMITH BARNEY INC.

                                  ------------

           The date of this Prospectus Supplement is March   , 1996.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              SUMMARY INFORMATION

Company...........................  PacifiCorp
Securities Offered................  8,000,000  shares of  Additional Common  Stock (assuming that the  Underwriters'  over-allotment  option  is  not
                                    exercised)
New York and Pacific Stock
 Exchanges Symbol.................  PPW
Price Range (52 weeks ended
 February 14, 1996)...............  $17 1/2 - $21 1/4
Indicated Annual Dividend Rate....  $1.08
Common Shares Outstanding at
 January 31, 1996.................  284,276,709

                         SELECTED FINANCIAL INFORMATION
             (DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

    The selected financial data of the Company for the years ended December 31, 1993 and 1994 set forth below were derived from and should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries incorporated by reference in the accompanying Prospectus. The selected financial data of the Company as of and for the year ended December 31, 1995 set forth below were derived from the unaudited consolidated financial statements of the Company and subsidiaries. See "Recent Developments -- Summary Unaudited Results of 1995 Operations."

                                                             TWELVE MONTHS ENDED DECEMBER 31,
                                                             ---------------------------------
                                                               1993       1994        1995
                                                             ---------  ---------  -----------
                                                                                   (UNAUDITED)
Income Statement Data:
  Revenues
    Electric...............................................  $   2,507  $   2,648   $   2,616
    Telecommunications.....................................        702        705         649
    Other (1)..............................................        196        154         136
                                                             ---------  ---------  -----------
      Total................................................      3,405      3,507       3,401
  Income from Operations (2)
    Electric...............................................        784        819         801
    Telecommunications.....................................        141        165         165
    Other (1)..............................................         44         38          82
                                                             ---------  ---------  -----------
      Total................................................        969      1,022       1,048
  Income from Continuing Operations........................        423        468         505
  Discontinued Operations (3)..............................         52     --          --
  Cumulative Effect on Prior Years of a Change in
   Accounting for Income Taxes.............................          4     --          --
  Net Income...............................................        479        468         505
  Preferred Stock Dividend Requirements....................         39         40          39
  Earnings Contribution on Common Stock
    Electric...............................................        323        340         276(4)
    Telecommunications.....................................         51         70         103
    Other (1)..............................................         10         18          87(4)
    Discontinued Operations................................         52     --          --
    Cumulative Effect on Prior Years of a Change in
     Accounting for Income Taxes...........................          4     --          --
                                                             ---------  ---------  -----------
      Total................................................  $     440  $     428   $     466

                                                             TWELVE MONTHS ENDED DECEMBER 31,
                                                             ---------------------------------
                                                               1993       1994        1995
                                                             ---------  ---------  -----------
                                                                                   (UNAUDITED)
 Average Common Shares Outstanding (Thousands).............    274,551    282,912     284,272
  Earnings per Common Share
    Continuing Operations..................................  $    1.40  $    1.51   $    1.64
    Discontinued Operations (3)............................        .19     --          --
    Cumulative Effect on Prior Years of a Change in
     Accounting for Income Taxes...........................        .01     --          --
                                                             ---------  ---------  -----------
      Total................................................  $    1.60  $    1.51   $    1.64
  Dividends Declared per Common Share......................  $    1.08  $    1.08   $    1.08

                                                                                        DECEMBER 31, 1995
                                                                            ------------------------------------------
                                                                                   ACTUAL            AS ADJUSTED(5)
                                                                            --------------------  --------------------
                                                                             AMOUNT        %       AMOUNT        %
                                                                            ---------  ---------  ---------  ---------
                                                                                (UNAUDITED)           (UNAUDITED)
Capital Structure:
  Long-Term Debt and Capital
    Lease Obligations.....................................................  $   4,968         54% $   5,168         55%
  Preferred Stock.........................................................        312          4        312          3
  Preferred Stock Subject to Mandatory Redemption.........................        219          2        219          2
  Common Equity...........................................................      3,633         40      3,797         40
                                                                            ---------        ---  ---------        ---
      Total...............................................................  $   9,132        100% $   9,496        100%
Short-Term Debt...........................................................  $   1,021             $     659
Long-term Debt and Capital Lease Obligations Currently Maturing...........  $     206             $     206

------------
(1) Includes the operations of Pacific Generation Company and PacifiCorp Financial Services, Inc., as well as corporate activities.

(2) Income before income taxes, interest, other nonoperating items, discontinued operations and cumulative effect of a change in an accounting principle. Certain amounts from prior years have been reclassified to conform with the 1995 method of presentation. These reclassifications had no effect on previously reported consolidated net income.

(3) Discontinued   operations   represents   the  Company's   interests   in  an
    international communications subsidiary of Pacific Telecom, Inc., the disposition of which was completed in September 1993.

(4) The Company reached a tax settlement with the U.S. Internal Revenue Service for the tax years 1983-1988, including the issues relating to the 1983 abandonment of the Company's interest in Washington Public Power Supply System Unit 3. The settlement had no effect on consolidated net income, although it had the effect of reducing Electric earnings contribution by $32 million and increasing Other earnings contribution by $32 million.

(5) Adjusted to give effect to (a) the issuance and sale of 8,000,000 shares of Common Stock (assuming that the Underwriters' over-allotment option is not exercised) at an assumed net price of $20.57 per share and the application of the estimated net proceeds thereof to retire short-term debt and (b) the issuance and sale of $200 million in principal amount of secured medium-term notes subsequent to December 31, 1995 and the application of the net proceeds thereof to retire short-term debt. See "Use of Proceeds".

                                  THE COMPANY

OVERVIEW

    PacifiCorp (the "Company") is an electric utility headquartered in Portland, Oregon that conducts a retail electric utility business through Pacific Power & Light Company and Utah Power & Light Company and engages in power production and sales on a wholesale basis under the name PacifiCorp. The Company is the indirect owner, through PacifiCorp Holdings, Inc. (a wholly owned subsidiary) ("Holdings"), of 100% of each of Powercor Australia Limited ("Powercor"), an Australian electric distribution company, and Pacific Telecom, Inc. ("Pacific Telecom"), a leading provider of local telephone exchange service to rural and suburban markets.

    The Company furnishes electric service to approximately 1,300,000 customers in portions of seven western states: California, Idaho, Montana, Oregon, Utah, Washington and Wyoming. Powercor serves approximately 540,000 customers in suburban Melbourne and the western and central regions of the State of Victoria in southeast Australia. See "Recent Developments -- Powercor Acquisition". Pacific Telecom, through its subsidiaries, provides local telephone service and access to the long distance network in Alaska, seven other western states and three midwestern states, provides cellular mobile telephone services in nine states, and is engaged in sales of capacity in and the operation of a submarine fiber optic cable between the United States and Japan. Holdings also has interests in the independent power production and cogeneration business through its wholly-owned subsidiary, Pacific Generation Company. Holdings' wholly-owned subsidiary, PacifiCorp Financial Services, Inc. ("PFS"), continues to liquidate portions of its loan, leasing and real estate investment portfolio. PFS expects to retain only its tax advantaged investments in leveraged lease assets
(primarily aircraft) and affordable housing and continues to pursue new investment opportunities in affordable housing.

    The principal executive offices of the Company are located at 700 NE Multnomah, Suite 1600, Portland, Oregon 97232; the telephone number is (503) 731-2000.

INVESTMENT HIGHLIGHTS

    In the increasingly deregulated and competitive utility industry, the Company is seeking to capitalize on its core competencies as a relatively low-cost provider of electric power and an active participant in the wholesale power markets. By expanding into new domestic and international markets, the Company expects to increase its customer base and enhance shareholder value. These activities and certain other investment highlights of the Company are summarized below. The Company is unable to predict the ultimate outcome or impact of competitive forces and increasing deregulation on the Company's operations or the electric industry generally.

    ATTRACTIVE GROWTH PROFILE. The Company is taking advantage of developments in the marketplace to expand beyond its traditional geographic boundaries and increase the breadth of the products and services it provides to customers. The Company has established a significant international presence with the acquisition of Powercor, an Australian distribution company serving customers in Victoria, Australia, where the customer growth rate has been greater than in other parts of Victoria or in domestic markets. See "Recent Developments -- Powercor Acquisition". The Company is also expanding its non-regulated businesses that are engaged in wholesale marketing and aggregating of electricity. The Company believes that the recently proposed transaction with Big Rivers Electric Corporation will provide a base in the eastern United States from which the Company can access additional power markets. See "Recent Developments -- Big Rivers Transaction". In addition, customer growth within the Company's traditional service territory has exceeded the national average in recent years. The Company believes that this growth is due in part to the attractiveness of the areas served by the Company.

    STRONG  COMPETITIVE  POSITION.    The  Company is  one  of  the  lowest cost
providers of electric power in the western United States with significant expertise in plant operation and fuels management. The Company's combined production and transmission cost is significantly below the average of investor-owned utilities in the western United States. In addition, the Company's extensive transmission system has numerous points of interconnection in its seven state territory and provides direct access to over 50 other utilities. These advantages, combined with the geographic diversity of its generation resources, have enabled the Company to grow its wholesale power business significantly over the past 10 years. To address competitive changes in the marketplace, the Company has also been pursuing performance-based forms of rate regulation in certain of its jurisdictions and has filed proposals with the Oregon Public Utility Commission and the Wyoming Public Service Commission on that basis. It is uncertain whether or not the Company's proposals or any other alternative form of regulation will be adopted in these jurisdictions.

    TELECOMMUNICATIONS. The Company's ownership of Pacific Telecom enables the Company to participate in the expanding local exchange telecommunications market. Pacific Telecom's internal access line growth has exceeded the national average in recent years. Pacific Telecom has also significantly expanded its local exchange business through acquisitions of over 90,000 access lines during 1995. Pacific Telecom is continuing to pursue other possible acquisitions and has a pending acquisition of 26,600 access lines.

    DIVERSIFIED CUSTOMER BASE. The Company's electric operations benefit from a geographically and economically diverse service territory. Retail power sales come from a nearly equal mix of residential, commercial and industrial customers. No single industrial customer represents more than 1.6% of the Company's retail revenue, which reduces the potential adverse effects from a downturn in any particular industry. Additionally, with customers in seven states, the Company operates in a diversified regulatory environment.

                              RECENT DEVELOPMENTS

SUMMARY UNAUDITED RESULTS OF 1995 OPERATIONS

    Earnings for 1995 increased to $466 million ($1.64 per share) from $428 million ($1.51 per share) in 1994 primarily due to a $37 million ($0.13 per share) after-tax gain relating to the sale of Pacific Telecom's long distance operations in Alaska. Results from the Company's electric operations were adversely affected by cool, wet weather that reduced demand from irrigation customers, a decline in sales to oil and gas customers associated with permanent well closures and unfavorable conditions in the wholesale power market. The Company's earnings for the quarter ended December 31, 1995 were $119 million ($0.42 per share) compared to $116 million ($0.41 per share) for the same quarter in 1994. Reference is made to the Incorporated Documents referred to in the accompanying Prospectus for additional information concerning the Company's unaudited results for 1995.

POWERCOR ACQUISITION

    On December 12, 1995, the Company completed the acquisition of Powercor from the State of Victoria, Australia for approximately U.S. $1.6 billion in cash. The acquisition, which was structured through a series of wholly owned United States and Australian subsidiaries of Holdings, was financed with borrowings of A$1.2 billion in Australia (approximately U.S. $900 million based on the applicable exchange rate as of December 12, 1995) and with an equity contribution from Holdings that was initially financed with short-term debt in the United States.

    Powercor is one of five electric distribution businesses formed by the State of Victoria, each comprising a geographically based, regulated distribution network and a retail function that supplies a combination of franchise customers on a geographic basis and non-franchise or contestable customers on a competitive basis. Powercor serves approximately 540,000 customers in suburban Melbourne and the western and central regions of Victoria. Powercor's distribution area covers approximately 57,915 square miles. This region is the largest franchise area in Victoria, representing approximately 64% of the total area of Victoria. The Powercor distribution area accounts for over 1,450,000 people (approximately 32% of Victoria's population).

    The Powercor acquisition will enable the Company to gain experience in an incentive-based regulatory environment, which should prepare the Company for the increasingly deregulated and competitive markets in the United States. In addition, the Company plans to employ its wholesale marketing expertise in the developing power markets in Australia. The acquisition also positions the Company to take advantage of future opportunities in international markets, including those that are expected to arise in connection with the privatization of Victoria's generating stations during 1996.

BIG RIVERS TRANSACTION

    On January 30, 1996, Holdings and Big Rivers Electric Corporation ("Big Rivers"), a generation and transmission cooperative based in Henderson, Kentucky, signed a letter of intent providing for PacifiCorp-Kentucky Energy Company ("PKE"), a wholly owned subsidiary of Holdings, to operate and manage Big Rivers' power plants under a 25-year operating agreement.

    Under the terms of the proposed transaction, Big Rivers would retain ownership of its assets and continue to operate its transmission system in western Kentucky. PKE would be required to make payments of $30.1 million per year during the term of the operating agreement, which obligation would be guaranteed by Holdings. PKE would sell power to Big Rivers under a long-term contract for resale to the four member cooperatives of Big Rivers and would market the surplus output from the 1,740 megawatts of generation assets owned by Big Rivers.

    Consummation of the proposed transaction is subject to certain conditions, including negotiation of definitive agreements, approval by Big Rivers' creditors of a restructuring of its debt, termination or renegotiation of all fuel contracts to bring prices in line with current market conditions, and certain state and federal regulatory approvals. Definitive agreements are subject to approval by the boards of directors of Holdings and Big Rivers, as well as the boards of the member cooperatives of Big Rivers. The parties currently expect to receive the required approvals by December 31, 1996.

    The Company believes that the Big Rivers transaction will provide a base in the eastern power markets from which the Company can implement a national power marketing strategy and will allow it to capitalize on its capabilities in low-cost plant operation and fuel management. The Company expects to consider additional opportunities for the acquisition or construction of strategic generating assets in the eastern United States.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the shares of Common Stock offered hereby ("Additional Common Stock") are estimated to be approximately $164 million (or approximately $189 million if the Underwriters' over-allotment option is exercised in full) assuming a public offering price of $21 1/4 per share (the last reported sale price of the Common Stock on the New York Stock Exchange on February 14, 1996). The net proceeds will be used to repay a portion of the Company's short-term debt.

               COMMON STOCK PRICE RANGE, BOOK VALUE AND DIVIDENDS

    The outstanding Common Stock is listed on the New York and Pacific Stock Exchanges, and the Additional Common Stock will be so listed upon notice of issuance. The following table indicates the high and low sales prices of the Common Stock during the respective periods indicated, as reported in THE WALL STREET JOURNAL, and the dividends declared per share:

                                                                        PRICE RANGE
                                                                    --------------------
                                                                      HIGH        LOW        DIVIDENDS
                                                                    ---------  ---------  ---------------
1994:
  First Quarter...................................................      191/2      171/4           .27
  Second Quarter..................................................      183/8       16             .27
  Third Quarter...................................................      183/8      157/8           .27
  Fourth Quarter..................................................      191/8      161/2           .27
1995:
  First Quarter...................................................      193/4       18             .27
  Second Quarter..................................................      197/8      181/2           .27
  Third Quarter...................................................      191/2      171/2           .27
  Fourth Quarter..................................................      215/8      183/4           .27
1996:
  First Quarter (through February 14).............................       22        203/4           .27

    The last reported sale price of the Common Stock on the New York Stock Exchange Composite Tape on February 14, 1996 was $21 1/4. At December 31, 1995, the book value per share of the Common Stock was $12.78.

    The Company has paid dividends on its Common Stock since 1947. Future dividends will depend on the Company's earnings, its financial condition and other factors. See "Description of Capital Stock -- Dividends" in the accompanying Prospectus.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Dean Witter Reynolds Inc., Piper Jaffray Inc. and Smith Barney Inc. are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Additional Common Stock set forth opposite its name below:

                                                                                            NUMBER OF
                                                                                            SHARES OF
                                                                                           ADDITIONAL
            UNDERWRITER                                                                   COMMON STOCK
---------------------------------------------------------------------------------------  ---------------
Goldman, Sachs & Co....................................................................
Merrill Lynch, Pierce, Fenner & Smith Incorporated.....................................
Dean Witter Reynolds Inc...............................................................
Piper Jaffray Inc......................................................................
Smith Barney Inc.......................................................................

                                                                                         ---------------
    Total..............................................................................       8,000,000
                                                                                         ---------------
                                                                                         ---------------

    Under   the  terms  and  conditions   of  the  Underwriting  Agreement,  the
Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The Underwriters propose to offer the shares of Additional Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities
dealers  at such price less a concession of $        per share. The Underwriters
may allow, and such dealers may reallow, a concession not in excess of $ per share to certain brokers and dealers. After the shares of Additional Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

    The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus Supplement to purchase up to an aggregate of 1,200,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 8,000,000 shares of Additional Common Stock.

    The Company has agreed that, during the period beginning from the date of this Prospectus Supplement and continuing to and including the date 90 days after the date of this Prospectus Supplement, it will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to existing employee or shareholder plans) which are substantially similar to the shares of Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of Common Stock, without the prior written consent of the representatives, except for the shares of Additional Common Stock.

    The Underwriters and certain affiliates thereof engage in transactions with and perform services for the Company and its affiliates in the ordinary course of business.

    The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                               [PACIFICORP LOGO]

                   FIRST MORTGAGE AND COLLATERAL TRUST BONDS
                                  COMMON STOCK

    PacifiCorp (Company) may offer from time to time (i) First Mortgage and Collateral Trust Bonds (New Bonds) and (ii) shares of its Common Stock (Additional Common Stock) at prices and on terms to be determined at the time of sale. The New Bonds and the Additional Common Stock may be issued in one or more series or issuances and the aggregate initial offering price thereof will not exceed $850,000,000. The New Bonds and Additional Common Stock are collectively referred to herein as the "Securities."

    This Prospectus will be supplemented by a prospectus supplement or supplements (Prospectus Supplement) that will set forth, in the case of any New Bonds, the form in which such New Bonds are to be issued, their aggregate principal amount, rate or rates and times of payment of interest, maturity or maturities, the initial public offering price or prices, redemption or repurchase provisions, if any, and other specific terms of such New Bonds in respect of which this Prospectus is being delivered and, in the case of any Additional Common Stock, the number of shares of such Additional Common Stock, their purchase price and the initial public offering price or prices and other specific terms of such Additional Common Stock in respect of which this Prospectus is being delivered. See "Description of New Bonds" and "Description of Capital Stock" herein.

    The Common Stock of the Company is listed on the New York Stock Exchange and the Pacific Stock Exchange (Symbol: PPW). The Additional Common Stock will be listed, subject to notice of issuance, on those exchanges. See "Common Stock Dividends, Price Range and Book Value" herein.

                            ------------------------

THESE   SECURITIES    HAVE    NOT    BEEN    APPROVED    OR    DISAPPROVED    BY
 THE    SECURITIES    AND   EXCHANGE    COMMISSION    OR   ANY    STATE   SECU-
  RITIES COMMISSION NOR HAS  THE SECURITIES AND  EXCHANGE COMMISSION OR  ANY
    STATE  SECURITIES COMMISSION  PASSED UPON  THE ACCURACY  OR ADEQUACY OF
     THIS PROSPECTUS. ANY   REPRESENTATION TO THE  CONTRARY IS A  CRIMINAL
                                    OFFENSE.

                            ------------------------

    The Company may sell the Securities through underwriters, dealers or agents, or directly to one or more purchasers. The Prospectus Supplement will set forth the names of underwriters or agents, if any, any applicable commissions or discounts and the net proceeds to the Company from any such sale. See "Plan of Distribution" for possible indemnification arrangements for underwriters, dealers and agents.

                The date of this Prospectus is December 1, 1993

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICES OF THE CLASS OR SERIES OF SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE THAT MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE APPLICABLE EXCHANGES, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (Exchange Act), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (SEC). Such reports, proxy statements and other information can be inspected and copied at the offices of the SEC at 450 Fifth Street, N.W., Washington, D.C.; Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Ill.; and 7 World Trade Center, 13th Floor, New York, N.Y. Copies of this material can also be obtained at prescribed rates from the Public Reference Section of the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock of the Company is listed on the New York and Pacific Stock Exchanges. Reports, proxy statements and other information concerning the Company can be inspected and copied at the respective offices of these exchanges at 20 Broad Street, New York, New York and 301 Pine Street, San Francisco, California.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the SEC pursuant to the Exchange Act are incorporated in this Prospectus by reference:

        (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1992;

        (2) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1993;

        (3) The Company's Current Reports on Form 8-K dated February 18, March 22, April 1, June 2, September 23, October 29 and November 19, 1993; and

        (4) The description of the Common Stock contained in the Company's registration under Section 12 of the Exchange Act, including any amendment or report updating such description.

    All documents filed by the Company pursuant to Section 13, 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents (such documents, and the documents enumerated above, being hereinafter referred to as "Incorporated Documents"; provided, however, that all documents filed by the Company pursuant to Section 13 or 14 of the Exchange Act in each year during which the offering made by this Prospectus is in effect prior to the filing with the SEC of the Company's Annual Report on Form 10-K covering such year shall not be Incorporated Documents or be incorporated by reference in this Prospectus or be a part hereof from and after such filing of such Annual Report on Form 10-K).

    Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    THE COMPANY HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE INCORPORATED DOCUMENTS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE THEREIN. REQUESTS SHOULD BE DIRECTED TO INVESTOR RELATIONS DEPARTMENT,

PACIFICORP, 700 NE MULTNOMAH, SUITE 1600, PORTLAND, OREGON 97232, TELEPHONE NUMBER (503) 731-2000. THE INFORMATION RELATING TO THE COMPANY CONTAINED IN THIS PROSPECTUS DOES NOT PURPORT TO BE COMPREHENSIVE AND SHOULD BE READ TOGETHER WITH THE INFORMATION CONTAINED IN THE INCORPORATED DOCUMENTS.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR IN ANY PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY OR THEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

    NEITHER THE DELIVERY OF THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR ITS SUBSIDIARIES SINCE THE DATE OF THIS PROSPECTUS OR THE DATE OF THE LATEST PROSPECTUS SUPPLEMENT, AS THE CASE MAY BE.

                                  THE COMPANY

    The Company is an electric utility that conducts a retail electric utility business through two divisions, Pacific Power & Light Company (Pacific Power) and Utah Power & Light Company (Utah Power), and engages in power production and sales on a wholesale basis under the name PacifiCorp. The Company is the indirect owner, through PacifiCorp Holdings, Inc. (a wholly-owned subsidiary), of 87% of Pacific Telecom, Inc. (Pacific Telecom) and 100% of PacifiCorp Financial Services, Inc. (PacifiCorp Financial Services).

    Pacific  Power furnishes electric service in portions of six western states:
Oregon, Wyoming, Washington, Idaho, California and Montana. Utah Power furnishes electric service in portions of three western states: Utah, Wyoming and Idaho. Pacific Telecom, through its subsidiaries, provides local telephone service and access to the long distance network in Alaska, seven other western states and three midwestern states, provides intrastate and interstate long distance communication services in Alaska, provides cellular mobile telephone services, and is engaged in sales of capacity in and operation of a submarine fiber optic cable between the United States and Japan. PacifiCorp Financial Services offers certain specialized financial services and manages certain loan, leasing and real estate investments.

    The principal executive offices of the Company are located at 700 NE Multnomah, Suite 1600, Portland, Oregon 97232; the telephone number is (503) 731-2000.

                                USE OF PROCEEDS

    Except as may otherwise be set forth in any Prospectus Supplement, the net proceeds to be received by the Company from the issuance and sale of the Securities will initially become part of the general funds of the Company and will be used to repay all or a portion of the Company's short-term borrowings outstanding at the time of issuance of the Securities or may be applied to utility asset purchases, new construction or other corporate purposes, including the refunding of long-term debt. Reference is made to the Incorporated Documents with respect to the Company's capital requirements and its general financing plans.

                            DESCRIPTION OF NEW BONDS

    GENERAL. The New Bonds are to be issued under the Company's Mortgage and Deed of Trust, dated as of January 9, 1989, with Morgan Guaranty Trust Company of New York (Morgan Guaranty), as Trustee (Trustee), as amended and supplemented, referred to herein as the "Mortgage."

    As herein summarized, bonds now or hereafter issued under the Mortgage (Bonds) will be secured by first mortgage bonds issued under the Mortgages and Deeds of Trust, as supplemented, of Pacific Power & Light Company (Pacific Mortgage) and Utah Power & Light Company (Utah Mortgage) (collectively, the Class "A" Mortgages) and deposited with the Trustee, and/or by a first mortgage Lien of the Mortgage on certain property not subject to the Class "A" Mortgages. First lien property not subject to the Class "A" Mortgages could include electric utility property acquired by the Company of the type described below that is not a renewal, replacement or extension of or an addition to the existing Pacific Power or Utah Power system. Bonds issued under the Mortgage will be equally secured and pari passu.

    The Company assumed the Pacific and Utah Mortgages as the surviving corporation in its 1989 merger with PacifiCorp, a Maine corporation, and Utah Power & Light Company, a Utah corporation. The first mortgage bonds issued under these Class "A" Mortgages (Class "A" Bonds) are secured by a first mortgage lien on certain properties owned by the particular company prior to the merger and on improvements, extensions and additions to, and renewals and replacements of, such properties.

    The Mortgage provides that in the event of the merger or consolidation of another electric utility company with or into the Company or the conveyance or transfer to the Company by another such company of all or substantially all of such company's property that is of the same character as Property Additions under the Mortgage, an existing mortgage constituting a first lien on operating properties of such other company may be designated by the Company as an additional Class "A" Mortgage. (Mortgage, Sec. 11.06.) Bonds thereafter issued pursuant to such additional mortgage would be Class "A" Bonds and could provide the basis for the issuance of Bonds under the Mortgage.

    The Mortgage and the Class "A" Mortgages are exhibits to the Registration Statement of which this Prospectus is a part. The statements herein concerning Bonds, the New Bonds and such mortgages are merely an outline and do not purport to be complete. Such statements include terms defined in such mortgages and are qualified in their entirety by reference to such mortgages.

    The Company expects to issue New Bonds upon the basis, dollar for dollar, of the deposit with the Trustee of Class "A" Bonds. Such New Bonds will be issuable in the form of fully registered bonds and, except as may be set forth in any Prospectus Supplement relating to such New Bonds, will be issuable in denominations of $2,000 and any multiple thereof. They may be transferred without charge, other than for applicable taxes or other governmental charges, at Morgan Guaranty, New York, New York.

    MATURITY AND INTEREST PAYMENTS. Reference is made to the Prospectus Supplement relating to any New Bonds for the date or dates on which such New Bonds will mature; the rate or rates per annum at which such New Bonds will bear interest; and the times at which such interest will be payable. These terms and conditions, as well as the terms and conditions relating to redemption and purchase referred to under "Redemption or Purchase of New Bonds" below, will be as established in or pursuant to Resolutions of the Board of Directors of the Company at the time of issuance of the New Bonds.

    REDEMPTION OR PURCHASE OF NEW BONDS. The New Bonds may be redeemable, in whole or in part, on not less than 30 days' notice either at the option of the Company or as required by the Mortgage. The New Bonds may be subject to repurchase at the option of the holder.

    Reference is made to the Prospectus Supplement relating to any New Bonds for the redemption or repurchase terms and other specific terms of such New Bonds.

    If, at the time notice of redemption is given, the redemption moneys are not held by the Trustee, the redemption may be made subject to their receipt on or before the date fixed for redemption and such notice shall be of no effect unless such moneys are so received.

    While the Mortgage contains provisions for the maintenance of the Mortgaged and Pledged Property, the Mortgage does not permit redemption of Bonds pursuant to these provisions. There is no sinking or analogous fund in the Mortgage.

    Cash deposited under any provisions of the Mortgage may be applied (with certain exceptions) to the redemption or repurchase of Bonds of any series. (Mortgage, Arts. XII and XIII.)

    SECURITY AND PRIORITY. The Bonds issued under the Mortgage will be secured by Class "A" Bonds held by the Trustee and/or by a first mortgage Lien of the Mortgage on certain property of the Company. Presently, most of the Company's property, while subject to the Lien of the Mortgage, is subject to the respective first Liens of the Class "A" Mortgages. The Bonds will have the benefit of first mortgage Liens of the Class "A" Mortgages on such property to the extent of the aggregate principal amount thereof issued on the basis of Class "A" Bonds held by the Trustee.

    The Lien of the Mortgage and Liens of the Class "A" Mortgages are subject to Excepted Encumbrances, including tax and construction liens, purchase money liens and certain other exceptions.

    There are excepted from the Lien of the Mortgage all cash and securities (except those specifically deposited); equipment, materials or supplies held for sale or other disposition; any fuel and similar consumable materials and supplies; automobiles, other vehicles, aircraft and vessels; timber, minerals, mineral rights and royalties; receivables, contracts, leases and operating agreements; electric energy, gas, water, steam, ice and other products for sale, distribution or other use; natural gas wells; gas transportation lines or other property used in the sale of natural gas to customers or to a natural gas distribution or pipeline company, up to the point of connection with any distribution system; the Company's interest in the Wyodak Facility; and all properties that have been released from the Pacific Mortgage or the Utah Mortgage and that PacifiCorp, a Maine corporation, or Utah Power & Light Company, a Utah corporation, contracted to dispose of, but title to which had not passed at the date of the Mortgage. The Class "A" Mortgages have similar, but not identical, exceptions. The Company has reserved the right, without any consent or other action by holders of Bonds of the Eighth Series or any subsequently created series of Bonds (including the New Bonds), to amend the Mortgage in order to except from the Lien of the Mortgage allowances allocated to steam-electric generating plants owned by the Company, or in which the Company has interests, pursuant to Title IV of the Clean Air Act Amendments of 1990, as now in effect or as hereafter supplemented or amended.

    The Mortgage contains provisions subjecting after-acquired property to the Lien thereof. These provisions may be limited, at the option of the Company, in the case of consolidation or merger (whether or not the Company is the surviving corporation), conveyance or transfer of all or substantially all of the utility property of another electric utility company to the Company or sale of substantially all of the Company's assets. In addition, after-acquired property may be subject to a Class "A" Mortgage, purchase money mortgages and other liens or defects in title. (Mortgage, Sec. 18.03.)

    The Mortgage provides that the Trustee shall have a lien upon the mortgaged property, prior to the holders of Bonds, for the payment of its reasonable compensation and expenses and for indemnity against certain liabilities. (Mortgage, Sec. 19.09.)

    ISSUANCE OF ADDITIONAL BONDS. The maximum principal amount of Bonds which may be issued under the Mortgage is not limited. Bonds of any series may be issued from time to time on the basis of: (1) Class "A" Bonds (which need not bear interest) delivered to the Trustee; (2) 70% of qualified Property Additions after adjustments to offset retirements; (3) retirement of Bonds or certain prior lien bonds; and/or (4) deposits of cash. With certain exceptions in the case of (1) and (3) above, the issuance of Bonds is subject to Adjusted Net Earnings of the Company for 12 consecutive months out of the preceding 15 months, before income taxes, being at least twice the Annual Interest Requirements on all Bonds at the time outstanding, including the additional issue of New Bonds, all outstanding Class "A" Bonds held other than by the Trustee or by the Company, and all other indebtedness secured by a lien prior to the Lien of the Mortgage. In general, interest on variable interest bonds, if any, is calculated using the rate then in effect. (Mortgage, Arts. IV through VII.)

    Property Additions generally include electric, gas, steam and/or hot water utility property but not fuel, securities, automobiles, other vehicles or aircraft, or property used principally for the production or gathering of natural gas. (Mortgage, Sec. 1.04.)

    Additional Class "A" Bonds may only be issued as the basis of the issuance of additional Bonds. Class "A" Bonds may be issued under the Pacific Mortgage or the Utah Mortgage on the basis of (1) 60% of qualified Property Additions after adjustments to offset retirements; (2) retirement of Class "A" Bonds or certain prior lien bonds; and/or (3) deposits of cash with the particular Class "A" Mortgage trustee. The issuance of Class "A" Bonds is subject to earnings tests which in application are less restrictive than the Adjusted Net Earnings test under the Mortgage.

    Property Additions under the Class "A" Mortgages are similar, but not identical, to Property Additions under the Mortgage.

    The Class "A" Mortgages currently have maintenance funds and sinking and improvement funds applicable to certain series of bonds outstanding thereunder, none of which would permit the redemption of any of the Bonds. As these funds cease to be in effect, any Property Additions previously used to satisfy their requirements would become available to issue Class "A" Bonds.

    The issuance of Bonds and Class "A" Bonds on the basis of Property Additions subject to prior liens is restricted. Bonds may, however, be issued against the deposit of Class "A" Bonds. (Mortgage, Secs. 1.04 to 1.07 and 4.01 to 7.01.)

    RELEASE AND SUBSTITUTION OF PROPERTY. Property subject to the Lien of the Mortgage may be released upon the basis of: (1) the release of such property from the Lien of a Class "A" Mortgage; (2) the deposit of cash or, to a limited extent, purchase money mortgages; (3) Property Additions, after making adjustments for certain prior lien bonds outstanding against Property Additions; and/or (4) waiver of the right to issue Bonds. Cash may be withdrawn upon the bases stated in (1), (3) and (4) above. Property that does not constitute Funded Property may be released without funding other property. Similar provisions are in effect as to cash proceeds of such property. The Mortgage contains special provisions with respect to certain prior lien bonds deposited and disposition of moneys received on deposited prior lien bonds. (Mortgage, Secs. 1.05, 7.02, 7.03, 9.05, 10.01 to 10.04 and 13.03 to 13.09.) Property may be released from the Class "A" Mortgages on similar but not identical bases.

    DIVIDEND RESTRICTIONS. The Mortgage provides that the Company may not declare or pay dividends (other than dividends payable solely in shares of its common stock) on any shares of its common stock if, after giving effect to such declaration or payment, the Company would not be able to pay its debts as they become due in the usual course of business. (Mortgage, Sec. 9.07.) The Pacific and Utah Mortgages contain provisions restricting payment of cash dividends and other distributions on common stock. The amount restricted is subject to being increased or decreased on the basis of various factors. At September 30, 1993, approximately $240,000,000 was available for these purposes. Reference is made to the Notes to Consolidated Financial Statements included in the Company's
Annual Report on Form 10-K incorporated herein by reference for information relating to other restrictions.

    FOREIGN CURRENCY DENOMINATED BONDS. The Mortgage authorizes the issuance of Bonds denominated in foreign currencies, provided that the Company deposits with the Trustee a currency exchange agreement with an entity having, at the time of such deposit, a financial rating at least as high as that of the Company that in the opinion of an independent expert gives the Company at least as much protection against currency exchange fluctuation as is usually obtained by similarly situated borrowers. The Company believes that such a currency exchange agreement will provide effective protection against currency exchange fluctuations. However, if the other party to the exchange agreement defaults and the foreign currency is valued higher at the date of maturity than at the date of issuance of the relevant Bonds, holders of such Bonds would have a claim on the assets of the Company which is greater than that to which holders of dollar-denominated Bonds issued at the same time would be entitled.

    THE TRUSTEE. Morgan Guaranty acts as lender and agent under loan agreements with the Company and affiliates of the Company, and serves as trustee under indentures and other agreements involving the Company and its affiliates. Morgan Guaranty is also the trustee under the Pacific and Utah Mortgages.

    MODIFICATION. The rights of bondholders may be modified with the consent of holders of 60% of the Bonds, or, if less than all series of Bonds are adversely affected, the consent of the holders of 60% of the Bonds adversely affected. In general, no modification of the terms of payment of principal, premium, if any, or interest and no modification affecting the Lien or reducing the percentage required for modification is effective against any bondholder without the consent of such holder. (Mortgage, Art. XXI.)

    The rights of the holders of present Class "A" Bonds may be modified with the consent of the holders of 70% of the Class "A" Bonds under the applicable Class "A" Mortgage and, if less than all series of Class "A" Bonds are adversely affected, the consent also of the holders of 70% of the Class "A" Bonds of each series so affected. The foregoing percentages may be reduced to 66 2/3% (in the case of the Pacific Mortgage) or 60% (in the case of the Utah Mortgage) in the future without the consent of the Trustee as holder of Class "A" Bonds. In general, no modification of the terms of payment of principal, premium, if any, or interest, no modification affecting the Lien or reducing the percentage required for modification and no modification of certain other covenants is effective against any holder of Class "A" Bonds without the consent of such holder.

    The Trustee is, unless there is a Default under the Mortgage, generally required to vote Class "A" Bonds held by it with respect to any amendment of the applicable Class "A" Mortgage proportionately with the vote of the holders of all Class "A" Bonds then actually voting, except that the Trustee must vote in favor of certain amendments to the Pacific Mortgage and the Utah Mortgage as specified in Exhibits X and Y to the Mortgage. (Mortgage, Sec. 11.03.)

    DEFAULTS AND NOTICE THEREOF. Defaults are defined in the Mortgage as: default in payment of principal; default for 60 days in payment of interest or an installment of any fund required to be applied to the purchase or redemption of any Bonds; default in payment of principal or interest with respect to certain prior lien bonds; certain events in bankruptcy, insolvency or reorganization; default in other covenants for 90 days after notice; and the existence of any "Default" as defined under the Pacific Mortgage or the Utah Mortgage or any default under another Class "A" Mortgage which permits the declaration of the principal of all of the bonds secured by such Class "A" Mortgage and the interest accrued thereupon due and payable. (Mortgage, Sec. 15.01.) An effective default under any Class "A" Mortgage or under the Mortgage will result in an effective default under all such mortgages. The Trustee may withhold notice of default (except in payment of principal, interest or funds for retirement of Bonds) if it determines that it is not detrimental to the interests of the bondholders. (Mortgage, Sec. 15.02.)

    "Defaults" under the Pacific Mortgage and Utah Mortgage are similar, but not identical, to Defaults under the Mortgage. The trustee under a Class "A"
Mortgage may withhold notice of default (except in payment of principal, interest or funds for retirement of Class "A" Bonds) if it determines that it is in the interest of the holders of Class "A" Bonds issued under such Class "A" Mortgage.

    The Trustee or the holders of 25% of the Bonds may declare the principal and interest due and payable on Default, but a majority may annul such declaration if such Default has been cured. (Mortgage, Sec. 15.03.) No holder of Bonds may enforce the Lien of the Mortgage without giving the Trustee written notice of a Default and unless the holders of 25% of the Bonds have requested the Trustee to act and offered it reasonable opportunity to act and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred thereby and the Trustee shall have failed to act. (Mortgage, Sec. 15.16.) The holders of a majority of the Bonds may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Mortgage, Sec. 15.07.) The Trustee is not required to risk its funds or incur personal liability if there is reasonable ground for believing that repayment is not reasonably assured. (Mortgage, Sec. 19.08.)

    EVIDENCE TO BE FURNISHED TO THE TRUSTEE. Compliance with Mortgage provisions is evidenced by written statements of Company officers or persons selected or paid by the Company. In certain cases, opinions of counsel and certification of an engineer, accountant, appraiser or other expert (who in some cases must be independent) must be furnished. The Company must give the Trustee an annual statement as to whether or not the Company has fulfilled its obligations under the Mortgage throughout the preceding calendar year.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of three classes of preferred stock (Preferred Stock): 126,533 shares of 5% Preferred Stock of the stated value of $100 per share (5% Preferred Stock), 3,500,000 shares of Serial Preferred Stock of the stated value of $100 per share (Serial Preferred Stock), 16,000,000 shares of No Par Serial Preferred Stock (No Par Serial Preferred Stock); and 750,000,000 shares of Common Stock (Common Stock).

    Following is a brief summary of the relative rights and preferences of the various classes of the Company's capital stock, which does not purport to be complete. For a complete description of the relative rights and preferences of the various classes of the Company's capital stock, reference is made to Article III of the Company's Second Restated Articles of Incorporation, as amended (Articles), a copy of which is an exhibit to the Registration Statement of which this Prospectus is a part.

    GENERAL. The Company's Articles provide that the Serial Preferred Stock and the No Par Serial Preferred Stock each may be issued in one or more series and that all such series of each such class shall constitute one and the same class of stock, shall be of equal rank and shall be identical in all respects except as to the designation thereof and except that each series may vary, as fixed and determined by the Board of Directors at the time of its creation and expressed in a resolution, as to (a) the dividend rate or rates, which may be subject to adjustment, (b) the date or dates from which dividends shall be cumulative, (c) the dividend payment dates, (d) the amount to be paid upon redemption, if redeemable, or in the event of voluntary liquidation, dissolution or winding up of the Company, (e) the rights of conversion, if any, into shares of Common Stock and the terms and conditions of any such conversion, (f) provisions, if any, for the redemption or purchase of shares, which may be at the option of the Company or upon the happening of a specified event or events, including the times, prices or rates, which may be subject to adjustment, and (g) with respect to the No Par Serial Preferred Stock, voting rights.

    DIVIDENDS. The No Par Serial Preferred Stock, the 5% Preferred Stock and the Serial Preferred Stock are entitled, pari passu with each other and in preference to the Common Stock, to accumulate dividends at the rate or rates, which may be subject to adjustment, determined in accordance with the Articles at the time of creation of each series. Subject to the prior rights of the several Preferred Stocks (and to the rights of any other classes of stock hereafter authorized), the Common Stock alone is entitled to all dividends other than those payable in respect of the several Preferred Stocks.

    For certain restrictions on the payment of dividends, reference is made to the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K incorporated herein by reference and to "Description of New Bonds -- Dividend Restrictions" herein.

    LIQUIDATION RIGHTS. Upon involuntary liquidation of the Company, each class of Preferred Stock is entitled, pari passu with each other class and in preference to the Common Stock, to the stated value thereof or, in the case of the No Par Serial Preferred Stock, the amount fixed as the consideration therefor in the resolution creating the series of No Par Serial Preferred Stock, in each case plus accrued dividends to the date of distribution.

    Upon voluntary liquidation of the Company, each outstanding series of No Par Serial Preferred Stock (other than the $7.70 Series and the $7.48 Series which are entitled to $100 per share and the $1.98 Series 1992 which is entitled to $25 per share) and Serial Preferred Stock (other than the 7.00%, 6.00%, 5.00% and 5.40% Series which are entitled to $100 per share) is entitled to an amount equal to the then current redemption price for such series and the 5% Preferred Stock is entitled to $110 per share, in each case plus accrued dividends to the date of distribution, pari passu with each other and in preference to the Common Stock.

    Subject to the rights of the several Preferred Stocks (and to the rights of any other class of stock hereafter authorized), the Common Stock alone is entitled to all amounts available for distribution upon liquidation of the Company other than those to be paid on the Preferred Stock.

    VOTING RIGHTS. The holders of the 5% Preferred Stock, Serial Preferred Stock and Common Stock are entitled to one vote for each share held on matters presented to shareholders generally. The holders of the No Par Serial Preferred Stock are entitled to such voting rights as are set forth in the Articles upon creation of each series. Certain series of No Par Serial Preferred Stock may not be entitled to vote on matters presented to shareholders generally, including the election of directors. During any periods when dividends on the 5% Preferred Stock or any series of Serial Preferred Stock or No Par Serial Preferred Stock are in default in an amount equal to four full quarterly payments or more per share, the holders of the Preferred Stock, voting as one class separately from the holders of the Common Stock, have the right to elect a majority of the full Board of Directors. No Preferred Stock dividends are in arrears at the date of this Prospectus.

    Holders of the outstanding shares of any class of Preferred Stock are entitled to vote as a class on certain matters, such as changes in the aggregate number of authorized shares of the class and certain changes in the designations, preferences, limitations or relative rights of the class. The vote of holders of at least two-thirds of each class of Preferred Stock is required prior to creating any new stock ranking prior thereto or altering its express terms to its prejudice. The vote of holders of a majority of all classes of Preferred Stock, voting as one class separately from the holders of the Common Stock, is required prior to merger or consolidation and prior to making certain unsecured borrowings and certain issuances of 5% Preferred Stock, Serial Preferred Stock and No Par Serial Preferred Stock.

    The shares of the Company do not have cumulative voting rights, which means that the holders of more than 50% of all outstanding shares entitled to vote for the election of directors can elect 100% of the directors if they choose to do so, and, in such event, the holders of the remaining less than 50% of the shares will not be able to elect any person or persons to the Board of Directors.

    The holders of the Company's shares have no preemptive rights.

    VOTING ON CERTAIN TRANSACTIONS. Under the Articles, certain business transactions with a Related Person, including a merger, consolidation or plan of exchange of the Company or its subsidiaries, or certain recapitalizations, or the sale or exchange of a substantial part of the assets of the Company or its subsidiaries, or any issuance of voting securities of the Company, will require in addition to existing voting requirements, approval by at least 80% of the outstanding Voting Stock (for purposes of this provision, Voting Stock is defined as all of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, considered as one class). A Related Person includes any shareholder that is, directly or indirectly, the beneficial owner of 20% or more of the Voting Stock. The 80% voting requirement will not apply in the following instances:

    (a) The Related Person has no direct or indirect interest in the proposed transaction except as a shareholder;

    (b) The shareholders, other than the Related Person, will receive consideration for their Voting Stock having, in the opinion of a majority of the Continuing Directors (as defined in the Articles), a fair market value per share at least equal to, or at least equivalent to, the highest per-share price paid by the Related Person for any Voting Stock acquired by it;

    (c) At least two-thirds of the Continuing Directors expressly approved in advance the acquisition of the Voting Stock that caused such Related Person to become a Related Person; or

    (d) The proposed transaction is approved by at least two-thirds of the Continuing Directors.

    This provision of the Articles may be amended or replaced only upon the approval of the holders of at least 80% of the Voting Stock.

    Classification of Board; Removal. The Board of Directors of the Company is divided into three classes, designated Class I, Class II and Class III, each class as nearly equal in number as possible. The directors in each class serve staggered three-year terms, such that one-third (or as close thereto as possible) of the Board of Directors is elected each year. A vote of at least 80% of the votes entitled to be cast at an election of directors is required to remove a director without cause, and at least two-thirds of such votes are required to remove a director for cause. Any amendment or revision of this provision requires the approval of at least 80% of the votes entitled to be cast at an election of directors.

                      RATIOS OF EARNINGS TO FIXED CHARGES

    The ratios of earnings to fixed charges for the years ended December 31, 1988 through 1992 and for the nine months ended September 30, 1993, calculated as required by the SEC, are 2.3x, 2.3x, 2.3x,

2.4x, 1.6x and 2.5x, respectively. Excluding the effect of special charges in 1992, the ratio was 1.9x. For the purpose of computing such ratios, "earnings" represents the aggregate of (a) income from continuing operations, (b) taxes based on income from continuing operations, (c) minority interest in the income of majority-owned subsidiaries that have fixed charges, (d) fixed charges and
(e) undistributed losses (income) of less than 50% owned affiliates without loan guarantees. "Fixed charges" represents consolidated interest charges, an estimated amount representing the interest factor in rents and preferred stock dividend requirements of majority-owned subsidiaries, and excludes discontinued operations.

               COMMON STOCK PRICE RANGE, BOOK VALUE AND DIVIDENDS

    The Company has paid cash dividends on its Common Stock since 1947. Future dividends will depend upon the Company's earnings, its financial condition and other factors. (See "Description of New Bonds -- Dividend Restrictions" and "Description of Capital Stock -- Dividends.")

    The outstanding Common Stock is listed on the New York and Pacific Stock Exchanges and the Additional Common Stock will be so listed upon notice of issuance. The following table indicates the high and low sales prices of the Common Stock during the respective periods indicated, as reported in THE WALL STREET JOURNAL, and the dividends declared per share:

                                                  PRICE RANGE            DIVIDENDS
                                               ------------------    ------------------
                                                HIGH        LOW      QUARTERLY  ANNUAL
                                               -------    -------    -------    -------
1991:
    First Quarter...........................    23         20 3/8       .36
    Second Quarter..........................    23         20 1/2       .375
    Third Quarter...........................    23 1/4     20 7/8       .375
    Fourth Quarter..........................    25 1/4     22 1/4       .375    $ 1.485
1992:
    First Quarter...........................    25 1/4     21 1/8       .375
    Second Quarter..........................    23 3/8     21 1/4       .385
    Third Quarter...........................    23 5/8     22 1/8       .385
    Fourth Quarter..........................    23 1/8     18 1/8       .385    $ 1.53
1993:
    First Quarter...........................    20 5/8     16 7/8       .27
    Second Quarter..........................    19 1/8     17 1/2       .27
    Third Quarter...........................    20 3/4     18 3/8       .27
    Fourth Quarter (through November 19,
     1993)..................................    20 1/8     18 1/4       .27     $ 1.08

    The reported last sale price of the Common Stock on the New York Stock Exchange Composite Tape on November 19, 1993 was $19.25. At September 30, 1993, the book value per share of the Common Stock was $11.49.

                                    LEGALITY

    The legality of the securities to which this Prospectus relates will be passed upon for the Company by Stoel Rives Boley Jones & Grey, counsel to the Company, 700 NE Multnomah, Suite 950, Portland, Oregon 97232, and for any underwriters, dealers or agents by Winthrop, Stimson, Putnam & Roberts, One Battery Park Plaza, New York, New York 10004. John M. Schweitzer and John Detjens, III, who are assistant secretaries of the Company, are partners in the firm of Stoel Rives Boley Jones & Grey.

                                    EXPERTS

    The audited consolidated financial statements of the Company and subsidiaries and supplemental schedules incorporated by reference in this Prospectus have been audited by Deloitte & Touche, independent auditors, as stated in their reports included in or incorporated by reference in the

Company's Annual Report on Form 10-K incorporated by reference herein, and have been so incorporated herein in reliance upon such reports given upon the authority of that firm as experts in accounting and auditing.

    With respect to any unaudited interim financial information that is incorporated herein by reference, Deloitte & Touche have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in any Quarterly Reports on Form 10-Q incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche are not subject to the liability provisions of Section 11 of the Securities Act of 1933, as amended (Securities Act), for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the Registration Statement to which this Prospectus is a part prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

                              PLAN OF DISTRIBUTION

    The Company may sell the Securities through underwriters, dealers or agents, or directly to one or more purchasers. A Prospectus Supplement with respect to the Securities offered thereby will set forth the terms of the offering of such Securities, including the name or names of any underwriters, dealers or agents, the purchase price of such Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Only underwriters named in a Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

    If underwriters are involved in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriter or underwriters with respect to a particular underwritten offering of Securities will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover page of such Prospectus Supplement. Unless otherwise set forth in such Prospectus Supplement, the obligations of the underwriters to purchase the Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such Securities if any is purchased.

    The Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act, involved in the offer or sale of any of the Securities will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement relating to such offer or sale. Unless otherwise indicated in such Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

    If sold through agents, the Additional Common Stock may be sold from time to time through such agents, by means of (i) ordinary brokers' transactions, (ii) block transactions (which may involve crosses) in accordance with the rules of the New York Stock Exchange, the Pacific Stock Exchange or other stock exchanges on which the Common Stock is admitted to trading privileges (Exchanges), in which such agent may attempt to sell the Additional Common Stock as agent but may position and resell all or a portion of the blocks as principal, (iii) "fixed price offerings" off the floor of the Exchanges or "exchange distributions" and "special offerings" in accordance with the rules of the Exchanges or (iv) a combination of any such methods of sale, in each case at market prices prevailing at the time of sale in the case of transactions on the Exchanges and at negotiated prices related to prevailing market prices in the case of transactions off the floor of the Exchanges. In connection therewith, distributors' or sellers' commissions may be paid or allowed that will not exceed those customary in the types of transactions involved. If an agent purchases Additional Common Stock as principal, such stock may be resold by any of the methods of sale described above.

    From time to time an agent may conduct a "fixed price offering" of Additional Common Stock covered by this Prospectus off the floor of the Exchanges. In such case, such agent would purchase a block of shares from the Company and would form a group of selected dealers to participate in the resale of the shares. Any such offering would be described in a Prospectus Supplement setting forth the terms of the offering and the number of shares being offered. It is also possible that an agent may conduct from time to time "special offerings" or "exchange distributions" in accordance with the rules of the Exchange. Any such offering or distribution would be described in a Prospectus Supplement at the time thereof.

    If a dealer is used in the sale of the Securities, the Company would sell such Securities to the dealer, as principal. The dealer could then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of any dealer involved in a particular offering of Securities and any discounts or concessions allowed or reallowed or paid to the dealer will be set forth in the Prospectus Supplement relating to such offering.

    If so indicated in any applicable Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Offered Bonds from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to those conditions set forth in such Prospectus Supplement and such Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

    Subject to certain conditions, the Company may agree to indemnify the several underwriters, agents or dealers and their controlling persons against certain civil liabilities, including certain liabilities under the Securities Act, or to contribute to payments any such person may be required to make in respect thereof. Agents, underwriters and dealers may engage in transactions with or perform services for the Company and its subsidiaries in the ordinary course of business.

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
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
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    NO  PERSON  HAS BEEN  AUTHORIZED  TO GIVE  ANY  INFORMATION OR  TO  MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCE IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                                 --------------

                               TABLE OF CONTENTS

               PROSPECTUS SUPPLEMENT
                                             PAGE
                                           ---------
Summary Information......................        S-2
Selected Financial Information...........        S-2
The Company..............................        S-4
Recent Developments......................        S-5
Use of Proceeds..........................        S-6
Common Stock Price Range, Book Value and
 Dividends...............................        S-7
Underwriting.............................        S-8
                     PROSPECTUS
Available Information....................          2
Incorporation of Certain Documents by
 Reference...............................          2
The Company..............................          4
Use of Proceeds..........................          4
Description of New Bonds.................          4
Description of Capital Stock.............          8
Ratios of Earnings to Fixed Charges......         10
Common Stock Price Range, Book Value and
 Dividends...............................         11
Legality.................................         11
Experts..................................         11
Plan of Distribution.....................         12

                                8,000,000 SHARES

                               [PACIFICORP LOGO]

                                  COMMON STOCK

                                 -------------

                             PROSPECTUS SUPPLEMENT

                                 -------------

                              GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

                           DEAN WITTER REYNOLDS INC.

                               PIPER JAFFRAY INC.

                               SMITH BARNEY INC.

                      REPRESENTATIVES OF THE UNDERWRITERS

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